UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 34)

Seagen Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

81181C104
(CUSIP Number)

Alexandra A. Toohey Chief Financial Officer Baker Bros. Advisors LP 860 Washington Street, 3rd Floor New York, NY 10014 (212) 339-5690
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81181C104	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,617,299 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,617,299 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,617,299 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 63,137 shares of the common stock (“Common Stock”) of Seagen Inc. (the “Issuer”) underlying 63,137 options exercisable for Common Stock (“Stock Options”) and 1,503 restricted stock units solely payable in Common Stock (each, an “RSU”).

(2) Based on 187,503,979 shares of Common Stock outstanding as of April 24, 2023 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2023, plus 8,750 shares of Common Stock issued upon exercise of the Exercised Stock Options (as defined and described in Item 4 below).

CUSIP No. 81181C104	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,617,299 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,617,299 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,617,299 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 63,137 shares of Common Stock underlying 63,137 Stock Options and 1,503 RSUs.

(2) Based on 187,503,979 shares of Common Stock outstanding as of April 24, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on April 27, 2023, plus 8,750 shares of Common Stock issued upon exercise of the Exercised Stock Options (as defined and described in Item 4 below).

CUSIP No. 81181C104	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,074,462 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,074,462 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,074,462 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 63,137 shares of Common Stock underlying 63,137 Stock Options and 1,503 RSUs.

(2) Based on 187,503,979 shares of Common Stock outstanding as of April 24, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on April 27, 2023, plus 8,750 shares of Common Stock issued upon exercise of the Exercised Stock Options (as defined and described in Item 4 below).

CUSIP No. 81181C104	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,074,469 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,074,469 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,074,469 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 63,137 shares of Common Stock underlying 63,137 Stock Options and 1,503 RSUs.

(2) Based on 187,503,979 shares of Common Stock outstanding as of April 24, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on April 27, 2023, plus 8,750 shares of Common Stock issued upon exercise of the Exercised Stock Options (as defined and described in Item 4 below).

CUSIP No. 81181C104	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS FBB2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%, based on 187,503,979 shares of Common Stock outstanding as of April 24, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on April 27, 2023, plus 8,750 shares of Common Stock issued upon exercise of the Exercised Stock Options (as defined and described in Item 4 below).

CUSIP No. 81181C104	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,012
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%, based on 187,503,979 shares of Common Stock outstanding as of April 24, 2023 as reported in the Issuer’s Form 10-Q filed with the SEC on April 27, 2023, plus 8,750 shares of Common Stock issued upon exercise of the Exercised Stock Options (as defined and described in Item 4 below).

 Amendment No. 34 to Schedule 13D

This Amendment No. 34 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 regarding the use of the proceeds from the Loan Agreement for the exercise of the Exercised Stock Options is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D hereby is supplemented and superseded, as the case may be, as follows:

This Amendment No. 34 is being filed to report the distribution of shares of the common stock (“Common Stock”) of Seagen Inc. (the “Issuer”) reported below that resulted in a more than 1 percent change in beneficial ownership.

On May 1, 2023, 667 made pro rata distributions to its partners without consideration in accordance with pecuniary interest in the amount of 2,368,357 shares of Common Stock.

Julian C. Baker and Felix J. Baker each received 209,175 shares of Common Stock as part of the pro rata distribution from 667.

On May 2, 2023, Julian C. Baker and Felix J. Baker each transferred 209,175 shares of Common Stock to entities over which they have voting and dispositive power for no consideration. Following such transfers, Julian C. Baker and Felix J. Baker no longer have any pecuniary interest in such transferred shares of Common Stock.

On May 1, 2023, the Adviser acquired beneficial ownership of 8,750 shares of Common Stock, as a result of the exercise of 8,750 options to purchase Common Stock at $36.70 per share (the “Exercised Stock Options”) held directly by Felix J. Baker. Felix J. Baker currently serves on the Issuer’s board of directors (the “Board”) as a representative of the Funds. The policy of the Adviser to the Funds does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options and the shares of Common Stock acquired upon exercise of the Exercised Stock Options. Prior to the exercise of the Exercised Stock Options, Felix J. Baker entered into a proceeds agreement (the “Proceeds Agreement”) with the Adviser on May 1, 2023, memorializing the fact that, with respect to the Exercised Stock Options and the Common Stock acquired upon exercise of the Exercised Stock Options, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock acquired upon exercise of the Exercised Stock Options will be remitted to the Adviser net of brokerage commissions. Proceeds received by the Adviser from the sale of the Common Stock acquired upon exercise of the Exercised Stock Options will be applied to a reduction in the management fee paid by the Funds to the Adviser as the Funds are entitled to the pecuniary interest in such securities. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Exercised Stock Options or the Common Stock acquired upon the exercise of the Exercised Stock Options. Pursuant to the Proceeds Agreement, the Adviser agreed to provide Felix J. Baker with the amount of cash necessary to enable Mr. Baker to pay the exercise price to exercise the Exercised Stock Options following the Adviser’s direction to Mr. Baker to exercise such Exercised Stock Options.

The foregoing description of the Proceeds Agreement is qualified in its entirety by reference to the full text of the Proceeds Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

In order to effect the exercise of the Exercised Stock Options, on May 1, 2023, the Adviser entered into a loan agreement (the “Loan Agreement”) with the Funds pursuant to which 667 and Life Sciences loaned $27,101 and $294,024, respectively, totaling $321,125 to the Adviser for the purpose of acquiring the Common Stock upon exercise of the Exercised Stock Options. The loan is due on May 1, 2053, or if the shares of Common Stock acquired upon exercise of the Exercised Stock Options are sold, on the date that is 10 days after the date of the last sale of such shares (the “Due Date”), with interest payable through the Due Date at a rate of 3.72% annually.

The foregoing description of the Loan Agreement is qualified in its entirety by reference to the full text of the Loan Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or, subject to the terms of the Voting Agreement, dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options, or vesting of RSUs) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control, subject to the terms of the Voting Agreement.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 34 are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based upon 187,503,979 shares of Common Stock outstanding as of April 24, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on April 27, 2023. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Number of Shares	Percentage of Class Outstanding
667, L.P.	1,578,905	0.8%
Baker Brothers Life Sciences, L.P.	42,825,004	22.8%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB2 and FBB3.

Felix J. Baker is a Director of the Issuer. In connection with his service on the Board, Felix J. Baker holds 63,137 Stock Options, 148,750 shares of Common Stock and 1,503 RSUs received as compensation for his service on the Board or as a result of the exercise of Stock Options that were received as compensation for his service on the Board.

Felix J. Baker serves on the Board as a representative of the Funds. The policy of the Adviser to the Funds does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Felix J. Baker has no pecuniary interest in the Stock Options, Common Stock or RSUs. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and RSUs.

The Adviser has voting and investment power over the Common Stock underlying such Stock Options, Common Stock underlying RSUs and Common Stock held by Felix J. Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock underlying such Stock Options, RSUs, Common stock received from the vesting of RSUs and Common Stock of the Issuer held by Felix J. Baker received as director compensation.

(c) The disclosure in Item 4 is incorporated herein by reference. Other than as disclosed in this Schedule 13D, as amended, none of the Reporting Persons or their affiliates has affected any transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Loan Agreement and the Proceeds Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Loan Agreement, dated May 1, 2023, by and among Baker Bros. Advisors LP, Baker Brothers Life Sciences, L.P. and 667, L.P.
99.2	Proceeds Agreement, dated May 1, 2023, by and between Baker Bros. Advisors LP and Felix J. Baker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB2, LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

FBB3 LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager